Exhibit 99.1

Press Release

AC Immune Initiates Phase 1 Study of ACI-3024 Small Molecule Tau Morphomer™, an Investigational Treatment for Alzheimer’s Disease

Tau Morphomer™ is the focus of a partnership with Eli Lilly and Company

Lausanne, Switzerland, July 17, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company, today announced dosing of the first subject in a Phase 1 study of ACI-3024, a first-in-class investigational oral small molecule Tau Morphomer™ inhibitor that will be studied in neurodegenerative diseases that are characterized by the presence of pathological Tau aggregates. This is the first significant advancement in AC Immune’s collaboration with Eli Lilly and Company (NYSE:LLY).

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “The start of this study is an important milestone for AC Immune in our collaboration with Lilly for patients suffering from debilitating neurodegenerative diseases. It demonstrates the productivity of our proprietary small molecule Morphomer™ discovery platform and further expands our robust clinical pipeline to address neurodegenerative diseases, in particular for therapeutics and diagnostics targeting Tau. Addressing Tau pathology with precision medicine is a key therapeutic strategy for Alzheimer’s disease (AD) and other neurodegenerative diseases.”

ACI-3024 is the primary focus of a license and collaboration agreement between AC Immune and Lilly to research and develop small molecule Tau aggregation inhibitors for the treatment of AD and other neurodegenerative diseases. The collaboration combines AC Immune’s proprietary Morphomer™ discovery platform and early development experience with Lilly’s established clinical development expertise and commercial capabilities in central nervous system disorders. AC Immune will conduct the initial Phase 1 development of the Morphomer™ Tau aggregation inhibitors while Lilly will fund and conduct further clinical development.

The Phase 1 trial is a randomized, placebo controlled, double blind, sequential single and multiple ascending dose study with open label food effect and pharmacodynamics assessment arms to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ACI-3024 in healthy volunteers.

Dr. Sonia Poli, Vice President Translational Science and Project Leader of AC Immune SA, commented: “In the complex treatment paradigm for AD, Tau pathology is a potential therapeutic target because Tau spreads with a characteristic spatiotemporal pattern throughout the brain that coincides with both clinical symptoms and disease progression in AD. Slowing the propagation of Tau pathology may slow disease progression and reduce cognitive decline. Anti-Tau therapies already have shown promise in slowing the progression of Tau pathology in animal models.”

About the AC Immune and Eli Lilly and Company Agreement

Lilly will receive worldwide commercialization rights for successful Tau aggregation inhibitors in the area of Alzheimer's disease. AC Immune has retained certain development rights in orphan indications and co-development and co-promotion options in certain indications outside AD.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company is utilizing two proprietary discovery platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with five currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Lilly, and Janssen.

For further information, please contact:

US Investors Joshua Drumm, Ph.D. AC Immune Investor Relations Phone: +1 646 876 5538 E-mail: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 E-mail: kgallagher@lavoiehealthscience.com

European Media Judith Moore AC Immune Global Communication Lead Phone: +44 7932 053829 E-mail: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 E-mail: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.